Exhibit 99.1

Icon Energy Corp.
Reports Financial Results for the Year Ended December 31, 2024,
and Declares Cash Dividend of $0.07 per Common Share

Athens, Greece, April 23, 2025 (GLOBE NEWSWIRE) — Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, (i) reports financial results for the year ended December 31, 2024, (the “Reporting Period”) and (ii) declares cash dividend of $0.07 per common share.

All share and per share amounts disclosed in this earnings release give retroactive effect, for all periods presented, to the Reverse Stock Split (as defined below) effected on April 1, 2025.

Financial Highlights for the Reporting Period

•	Revenue, net of $5.3 million, compared to $4.5 million in 2023
•	Operating profit of $0.2 million, compared to $1.1 million in 2023
•	Net loss of $0.2 million, compared to net income of $1.2 million in 2023
•	EBITDA(1) of $1.8 million, compared to $2.1 million in 2023

Operational Highlights

•	Delivery of the Kamsarmax dry bulk carrier, M/V Bravo, in September 2024, and commencement of her period employment
•	Successful closing of a term loan facility of up to $91.5 million, of which $16.5 million was drawn and the balance of up to $75.0 million may be made available for future vessel acquisitions

Cash Dividend

Icon’s Board of Directors approved a cash dividend of $0.07 per common share for the fourth quarter of 2024. The cash dividend will be paid on or around May 30, 2025, to all common shareholders of record as of May 16, 2025.

1 EBITDA is a non-GAAP financial measure. For the definitions of non-GAAP financial measures and their reconciliation to the most directly comparable financial measures calculated and presented in accordance with the United States generally accepted accounting principles, please refer to “Exhibit I—Non-GAAP Financial Measures Definitions and Reconciliation to GAAP.”

Nasdaq Compliance

The Company has received a written notification from Nasdaq, dated April 15, 2025, indicating that because the closing bid price of the Company’s common shares for 10 consecutive trading days, from April 1, 2025, to April 14, 2025, was at $1.00 per share or greater, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

Ismini Panagiotidi, Chairwoman and Chief Executive Officer of Icon, commented:

“We are pleased to share our financial results for 2024 and reflect on the key milestones of this transformational year, marked by our successful initial public offering in July and tangible progress we have made toward scaling our platform. Our fleet expanded with the delivery of our second vessel, the M/V Bravo, which entered into an 11- to 14-month charter, securing revenue generation. We also enhanced our capital structure with a new $91.5 million term loan facility, of which $16.5 million was drawn and $75.0 million is earmarked for future vessel acquisitions, reflecting the confidence of our financial partners and providing greater flexibility to pursue attractive growth opportunities.

Building on that momentum in 2025, we completed an upsized public offering, strengthening our balance sheet with gross proceeds of $12.0 million, and entered into a definitive agreement to further expand our fleet with a third vessel, the M/V Charlie, furthering our growth vision.

Meanwhile, consistent with our stated dividend policy and following the dividends paid for the second and third quarters of 2024, we are pleased to announce a dividend of $0.07 per common share for the fourth quarter of 2024.”

Financial Performance Summary

	Year ended December 31,
(in thousands of U.S. dollars, except daily figures)	2024	2023
Income statement data (2)
Revenue, net	$5,309	$4,476
Operating profit	170	1,105
Net (loss)/income	(210)	1,155

Non-GAAP financial measures (3)
EBITDA	$1,812	$2,136
Daily TCE	11,440	11,822
Daily OPEX	5,103	5,151

Revenue, net. Throughout 2024 and 2023, Icon’s vessels operated under index-linked time charters. The increase in revenue, net in 2024 compared to 2023 is primarily due to the acquisition of the M/V Bravo in September 2024, which led to a higher number of Operating Days (see “Fleet Employment and Operational Data” below). That was partly counterbalanced by the year-on-year decline in dry bulk charter market rates, and the fact that the M/V Alfa was temporarily taken out of service for her scheduled drydocking. Overall, revenue, net increased by 19% reaching $5.3 million, up from $4.5 million in the comparable period. Daily TCE(4) decreased to $11,440 during the Reporting Period, from $11,822 last year.

2 2024 income statement data is unaudited. 2023 income statement data derives from the audited consolidated financial statements of the respective period.
3 For the definitions of non-GAAP financial measures and their reconciliation to the most directly comparable financial measures calculated and presented in accordance with the United States generally accepted accounting principles, please refer to “Exhibit I—Non-GAAP Financial Measures Definitions and Reconciliation to GAAP.”

Operating profit. In 2024 compared to 2023, costs associated with positioning the M/V Alfa for her scheduled drydocking in the third quarter of 2024 and with the delivery of the M/V Bravo in September 2024 resulted in a $0.2 million increase in voyage expenses, while Icon’s incremental obligations as a public company since July 2024 translated into a $0.3 million increase in general and administrative expenses. The expansion of the fleet with the M/V Bravo added $0.5 million to vessel operating expenses. Expressed on a daily basis, Daily OPEX(4) was maintained at similar levels, averaging $5,103 in 2024 and $5,151 in 2023. Management fees increased by $0.2 million compared to last year, as a result of the enlarged fleet and the cost of changing our ship management company in January 2024. Operating profit during 2024 was $0.9 million less than in 2023, due to the foregoing reasons coupled with the $0.4 million increase in depreciation expenses resulting from the addition of the M/V Bravo and the non-cash write-off of the unamortized balance of previously deferred drydocking costs incurred upon arrival of the M/V Alfa at the shipyard for her scheduled drydocking.

Net (loss)/income. The decrease in operating profit along with the $0.4 million increase in interest and finance costs following the $16.5 million drawdown under Icon’s new term loan facility (see “Key Events” below), turned the $1.2 million net income in 2023 to a $0.2 million net loss in 2024. EBITDA(4) was $1.8 million in 2024, compared to $2.1 million in 2023.

Fleet Employment and Operational Data

	Year ended December 31,
	2024	2023
Fleet operational data (5)
Ownership Days	465.8	365.0
Available Days	434.8	365.0
Operating Days	434.8	364.9
Vessel Utilization	100.0%	100.0%
Average Number of Vessels	1.3	1.0

Ownership Days for 2024 increased to 465.8 from 365.0 the previous year, due to the addition of Icon’s second vessel, the Kamsarmax dry bulk carrier M/V Bravo, which was delivered on September 23, 2024. Available Days increased to 434.8 from 365.0, due to the same reason, and were partly counterbalanced by the scheduled drydocking of the M/V Alfa. Utilization remained consistent at 100%.

Vessel name	Type	Built	Employment	Earliest charter expiration
Alfa	Panamax	Japan, 2006	Index-linked time charter	October 2025
Bravo	Kamsarmax	Japan, 2007	Index-linked time charter	August 2025

4 Daily TCE, Daily OPEX and EBITDA, are non-GAAP financial measures.  For the definitions of non-GAAP financial measures and their reconciliation to the most directly comparable financial measures calculated and presented in accordance with the United States generally accepted accounting principles, please refer to “Exhibit I—Non-GAAP Financial Measures Definitions and Reconciliation to GAAP.”
5 For the definitions of fleet operational measures please refer to “Exhibit I—Other Definitions and Methodologies.”

As of December 31, 2024, Icon owned two vessels, both time-chartered by an international commodity trading conglomerate and earning floating daily hire rates linked to the Baltic Panamax Index. The Minimum Contracted Revenue(6) expected to be generated by these contracts between January 1, 2025, and their respective earliest expiration dates is $4.1 million.

Key Events

Initial public offering. On July 15, 2024, Icon successfully closed its initial public offering of 31,250 common shares, for gross proceeds of $5.0 million, before deducting underwriting discounts and other offering expenses. Icon’s common shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.”

Vessel Acquisition. On August 2, 2024, Icon entered into an agreement with an unaffiliated third-party to acquire a Kamsarmax dry bulk carrier for a purchase price of $17.57 million. The vessel was successfully delivered to Icon on September 23, 2024, and was renamed M/V Bravo. The acquisition was financed with a combination of cash on hand and borrowings under Icon’s new term loan facility discussed below. Upon delivery, the vessel was chartered to an international commodity trading conglomerate for a period of 11 to 14 months, at a floating daily hire rate linked to the Baltic Panamax Index.

Vessel Drydocking. On September 2, 2024, the M/V Alfa completed her scheduled drydocking, undergoing routine repairs and maintenance to ensure continued operational efficiency, safety, and compliance with class requirements.

Financing. On September 19, 2024, we borrowed an amount of $16.5 million under a new term loan facility with a leading international financial institution to finance a portion of the purchase price of the M/V Bravo and to leverage the M/V Alfa. The term loan facility contains security and financial and other covenants customary for transactions of this type. It has a four-year term and outstanding amounts thereunder bear interest at 3.95% over SOFR. An additional amount of up to $75.0 million may be made available to us under the same term loan facility, in whole or in parts, to finance future vessel acquisitions. This additional amount remains uncommitted, free of interest or other fees, and we are not obliged to borrow it, or any part thereof. The terms of borrowing this additional amount, or any part thereof, will be determined at the time it is requested.

Dividends. On September 30, 2024, we paid a cash dividend of $3.20 per common share, or $116,000 in aggregate, for the second quarter of 2024. On December 27, 2024, we paid a cash dividend of $3.40 per common share, or $123,250 in aggregate, for the third quarter of 2024.

Recent Developments

Public Offering. On January 24, 2025, the Company, successfully completed a public offering of 229,007 units (such numbers retroactively adjusted for Reverse Stock Split, as defined below) containing common shares and warrants to purchase common shares. As of the date hereof, substantially all of the warrants have been exercised. Gross proceeds to the Company, before deducting placement agent’s fees and other offering expenses, were approximately $12.0 million.

6 For the Minimum Contracted Revenue calculation methodology please see “Exhibit I—Other Definitions and Methodologies.”

Nasdaq Minimum Bid Price. On March 7, 2025, the Company received a written notification from Nasdaq, indicating that, because the closing bid price of its common shares for 30 consecutive trading days was below $1.00 per share, the Company was not  in compliance with the Minimum Bid Price Requirement. Following the Reverse Stock Split (as defined below), the closing bid price of the Company’s common shares remained at $1.00 per share or higher for ten consecutive business days and, as such, the Company received a letter from Nasdaq on April 15, 2025, confirming that the Company regained compliance with the Minimum Bid Price Requirement.

Fleet expansion. On March 21, 2025, the Company entered into a definitive agreement with an unaffiliated third party to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. Icon intends to operate the vessel under the name M/V Charlie and expects to take delivery between May and August 2025, subject to the satisfaction of certain customary closing conditions. Icon has made an advance payment of $2.75 million upon signing the agreement and will pay an additional $2.75 million upon delivery, followed by a hire rate of $7,500 per day over a three-year bareboat charter period. At the end of that period, Icon has the option to purchase the vessel for $18.0 million. Upon delivery and subject to the satisfaction of certain customary closing conditions, the M/V Charlie will be chartered to a reputable dry bulk operator for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index. In addition to the daily hire rate, Icon will also receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.

Reverse stock split. On April 1, 2025, Icon effected a reverse stock split (the “Reverse Stock Split”), whereby every 40 of its issued and outstanding common shares were automatically converted into one common share, without any change in the par value per share or the total number of common shares Icon is authorized to issue. No fractional shares were issued in connection with the Reverse Stock Split. The Reverse Stock Split did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares), (ii) have any direct impact on the market capitalization of the Company or (iii) modify any voting rights or other terms of the common shares.

Dividends. For the fourth quarter of 2024, Icon declared a cash dividend of $0.07 per common share, or $152,966 in aggregate, payable on or around May 30, 2025, to all common shareholders of record as of May 16, 2025.

About Icon

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com

(Please refer to Exhibit I, attached, for supplementary information)

Exhibit I

Consolidated Statements of (Loss)/Income

	Year ended December 31,
(in thousands of U.S. dollars, except for share data and earnings per share)	2024 (unaudited)	2023 (7)
Revenue, net	$5,309	$4,476
Voyage expenses, net	(335)	(162)
Vessel operating expenses	(2,377)	(1,880)
Management fees	(440)	(274)
General and administrative expenses	(345)	(18)
Depreciation expense	(1,130)	(680)
Amortization of deferred drydocking costs	(512)	(357)
Operating Profit	$170	$1,105
Interest and finance costs	(452)	(3)
Interest income	72	56
Other costs, net	-	(3)
Net (Loss)/Income	$(210)	$1,155

Accumulated dividends on Series A Preferred Shares	(977)	-
Net (loss)/income attributable to common shareholders	$(1,187)	$1,155
(Loss)/earnings per common share, basic and diluted	$(60.83)	$231.00
Weighted average number of shares, basic and diluted	19,515	5,000

Condensed Consolidated Balance Sheet Data

(in thousands of U.S. dollars)	December 31, 2024 (unaudited)	December 31, 2023 (7)
Assets
Cash, cash equivalents and restricted cash	$1,446	$2,702
Other current assets	344	320
Vessels, net	26,098	9,181
Other non-current assets	907	679
Total assets	$28,795	$12,882

Liabilities and shareholders’ equity
Total long-term debt, net of deferred financing costs	$15,931	$-
Other liabilities	1,118	3,713
Total shareholders’ equity	11,746	9,169
Total liabilities and shareholders’ equity	$28,795	$12,882

7 Data derives from the audited consolidated financial statements of the respective period, except for the (loss)/earnings per common share (basic and diluted) and weighted average number of shares (basic and diluted) which give retroactive effect to the Reverse Stock Split effected on April 1, 2025.

Summarized Cash Flow Data
	Year ended December 31,
(in thousands of U.S. dollars)	2024 (unaudited)	2023 (8)
Cash provided by operating activities	$864	$2,505
Cash used in investing activities	(18,025)	(22)
Cash provided by/(used in) financing activities	15,905	(3,332)
Net decrease in cash, cash equivalents and restricted cash	$(1,256)	$(849)
Cash, cash equivalents and restricted cash at the beginning of the period	2,702	3,551
Cash, cash equivalents and restricted cash at the end of the period	$1,446	$2,702

Significant Accounting Policies and Recent Accounting Pronouncements

A discussion of the Company’s significant accounting policies and recent accounting pronouncements can be found in Note 2 of the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the nine-month periods ended September 30, 2024 and 2023, included in the Company’s most recent registration statement, filed with the SEC on Form F-1 which can be obtained free of charge on the SEC’s website at www.sec.gov. There have been no material changes to these policies in the Reporting Period.

Non-GAAP Financial Measures Definitions and Reconciliation to GAAP

To supplement our financial information presented in accordance with the United States generally accepted accounting principles (“U.S. GAAP”), we may use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe non-GAAP financial measures provide investors with greater transparency and supplemental data relating to our financial condition and results of operations and, therefore, a more complete understanding of our business and financial performance than the comparable U.S. GAAP measures alone. However, non-GAAP financial measures should only be used in addition to, and not as substitutes for, the financial results presented in accordance with U.S. GAAP. Although we believe the following definitions and calculation methods are consistent with industry standards, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies.

Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”). EBITDA is a financial measure we calculate by deducting interest and finance costs, interest income, taxes, depreciation and amortization, from net (loss)/income. EBITDA assists our management by carving out the effects that non-operating expenses and non-cash items have on our financial results. We believe this also enhances the comparability of our operating performance between periods and against companies that may have varying capital structures, other depreciation and amortization policies, or that may be subject to different tax regulations. The following table reconciles EBITDA to the most directly comparable U.S. GAAP financial measure:

8 Data derives from the audited consolidated financial statements of the respective period.

	Year ended December 31,
(in thousands of U.S. dollars)	2024 (unaudited)	2023 (unaudited)
Net (loss)/income	$(210)	$1,155
Plus: Depreciation expense	1,130	680
Plus: Amortization of deferred drydocking costs	512	357
Plus: Interest and finance costs	452	-
Less: Interest income	(72)	(56)
EBITDA	$1,812	$2,136

Time Charter Equivalent (“TCE”). TCE is a measure of revenue generated over a period that accounts for the effect of the different charter types under which our vessels may be employed. TCE is calculated by deducting voyage expenses from revenue and making any other adjustments that may be required to approximate the revenue that would have been generated, had the vessels been employed under time charters. TCE is typically expressed on a daily basis (“Daily TCE”) by dividing it by Operating Days, to eliminate the effect of changes in fleet composition between periods. The following table reconciles TCE and Daily TCE to the most directly comparable U.S. GAAP financial measure:

	Year ended December 31,
(in thousands of U.S. dollars, except fleet operational data and daily figures)	2024 (unaudited)	2023 (unaudited)
Revenue, net	$5,309	$4,476
Less: Voyage expenses	(335)	(162)
TCE	$4,974	$4,314
Divided by: Operating Days	434.8	364.9
Daily TCE	$11,440	$11,822

Daily Vessel Operating Expenses (“Daily OPEX”). Daily OPEX, is a measure of the vessel operating expenses incurred over a period divided by Ownership Days, to eliminate the effect of changes in fleet composition between periods. The following table reconciles Daily OPEX to vessel operating expenses:

	Year ended December 31,
(in thousands of U.S. dollars, except fleet operational data and daily figures)	2024 (unaudited)	2023 (unaudited)
Vessel operating expenses	$2,377	$1,880
Divided by: Ownership Days	465.8	365.0
Daily OPEX	$5,103	$5,151

Other Definitions and Methodologies

This press release refers to the terms and methodologies described below. Although we believe the following definitions and calculation methods are consistent with industry standards, these measures may not be directly comparable to similarly titled measures of other companies.

Ownership Days. Ownership Days are the total days we owned our vessels during the relevant period. We use this to measure the size of our fleet over a period.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, drydockings, special or intermediate surveys, or due to change of ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days.

Average Number of Vessels. Average Number of Vessels is the ratio of Ownership Days to calendar days in a period.

Minimum Contracted Revenue. The amount of Minimum Contracted Revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions and assuming no unforeseen off-hire days. For index-linked contracts, Minimum Contracted Revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.